  Exhibit (a)(10)

Dear Employees, Directors and Consultants:

           We have attached a Supplement to iCAD’s Offer to Exchange Certain Options to Purchase Common Stock dated September 22, 2006. The Supplement contains some additional information about the offer and clarifies some of the information described in the Offer to Exchange. Except as explained in the Supplement, all of the terms of the offer remain the same.

In addition to the Offer to Exchange, you should read the Supplement to the Offer to Exchange carefully when deciding whether or not to accept or reject the offer. The offer is currently scheduled to expire at 12:00 midnight Eastern Time on October 20, 2006.. All original documents required to be returned must be returned to me at the address below. As a reminder, email delivery of documents will not be accepted

If you have any questions, please do not hesitate to contact  me at your convenience.

Thanks,
Annette
VP of Administration

iCAD, Inc.
Tel# 937-431-7947
Fax# 603-880-3843